Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release PRESS RELEASE DATED JANUARY 28, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: JANUARY 28, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Group’s ZT Online PTP to

Officially Enter Open Beta Testing on January 29, 2008

SHANGHAI, PRC — January 28, 2007 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, today announced plans to officially begin open beta testing of ZT Online PTP on January 29, 2008.

ZT Online PTP places Giant’s award-winning game, ZT Online, into a pay-to-play model, in which users are charged to access the game’s content. Game cards for ZT Online PTP can be purchased for a fee of RMB 0.3 per hour or RMB 50 per month. This model is in contrast to that of ZT Online, which is a free-to-play game, but allows players to purchase virtual items and services in order to advance within the game.

Through ZT Online PTP, Giant aims to target players attracted to ZT Online’s ancient Chinese setting and MMORPG format, but who prefer an alternative to the free-to-play model. Giant believes that the simultaneous operation of both pay-to-play and free-to-play online games will allow it to appeal to a broader audience and expand its customer base.

Since ZT Online PTP first entered public beta testing on September 15, 2007, Giant has improved the game and tailored it according to player feedback and suggestions. The new version to be tested will include updates such as enhanced game-play with regards to equipment, player tasks and social systems, among others. The result is an innovative, exciting game that combines ZT Online’s popular content with new features and elements that appeal to players favoring pay-to-play online games.

About Giant Interactive Group Inc.

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to International Data Corporation. Giant has three additional online games that it intends to commercially launch, including ZT Online PTP, Giant Online and King of Kings III. Giant has built a nationwide distribution network to sell prepaid game cards and game points required to play its games, which as of September 30, 2007, consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, the commencement date of open beta testing for ZT Online PTP, the expected demand for pay-to-play online games and our ability to attract new players. We may be unable to commence open beta testing for ZT Online PTP in a timely manner, or at all. In addition, demand for pay-to-play online games may not be as large as anticipated and we may not be able to attract new players. Furthermore our industry is highly competitive and we face a number of risks including those outlined under “Risk Factors” beginning on page 12 of our prospectus filed with the Securities and Exchange Commission on November 1, 2007. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350

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